Exhibit 99.249

NexTech to Supply Augmented Reality Experiences and Live Streaming Video to the Canadian Institute of Mining, Metallurgy and Petroleum Global Mining Industry at CIM 2021 Convention + Expo

●	NexTech’s live streaming video and in-booth AR capabilities enable mining solution providers to showcase their technologies on a global stage

●	Canada has long been a dominant mining jurisdiction that will be augmented with NexTech’s enhanced experiences at this year’s CIM Convention + Expo

●	NexTech will create an exciting and engaging virtual environment for speakers, exhibitors, and delegates

Vancouver B.C., Canada – December 17, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced that the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) has chosen NexTech’s InfernoAR Experience platform to power its upcoming 2021 Virtual Convention + Expo, which will be hosted May 3-6, 2021. The unique features of a virtual conference provide CIM the opportunity to reach a broad audience without the obstacles of travel restrictions, borders, and the public health risk of large gatherings. The contract is valued at $200,000-$400,000.

Known for drawing international talent and expertise to its technical programming and hosting hundreds of engineering, c-suite and operational professionals within the Canadian mining community, CIM will utilize NexTech’s virtual experience platform to provide global access to educational materials on revolutionary advancements and best practices. Furthermore, this event will create a Global economic opportunity for the top service and solution providers who will now gain transparency and promotion on the global stage.

Angela Hamlyn, CIM Chief Executive Officer comments; “The attendee experiences at our annual CIM convention and expositions have been second to none through our focus on high quality content, valuable networking opportunities attracting leading industry speakers, and showcasing the latest advancements.” She continues; “NexTech’s platform enables us to create exciting experiences that bring our plenary and keynotes, technical program, site visits, product demonstrations and technical specs into 3D AR models to thousands of attendees’ phones, tablets or computers to help exhibitors showcase their solutions to global buyers while bringing educational materials to CEOs, CFOs, engineers, and operators who, prior to the pandemic, may not have had the opportunity to attend an in-person event.”

NexTech will be transforming virtual exhibitor booths into AR-backed experiences that, for the first time in CIM event history, will put large and complex technologies right in your pocket through a phone or mobile device. Speaker sessions, which will feature special guests and surprise experiences, will utilize multi-dimensional broadcast solutions instead of simple webcasts to engage attendees in discussions on how new components including AR and data are revolutionizing mining processes.

Evan Gappelberg, CEO of NexTech AR comments; “We are excited that CIM selected NexTech to help the mining industry take the giant step into a new world of digitized education and experiences by using our cutting edge InfernoAR solutions. NexTech will be transforming virtual exhibitor booths into AR-backed experiences that, for the first time in CIM event history, will put large and complex technologies right in your pocket through a phone or mobile device, which is huge!” He continues; “Speaker sessions, will feature special guests and surprise experiences, and will utilize multi-dimensional broadcast solutions instead of simple webcasts to engage attendees in discussions on how new components including AR/AI and data are revolutionizing mining processes.” He continues; “CIM is helping to change how mining professionals in even the most remote locations across the globe, gain access to new insights and solutions and we’re thrilled to help power that vision with our virtual experience platform.”

Canada’s mining industry is one of the largest in the world, producing over 60 different metals and minerals and totaling five percent of Canada’s total nominal GDP at over $97 billion. Many of these metals and minerals will go on to feed global supply chains and support both immediate and long-term product innovation for everything from EVs and batteries to the materials of our everyday lives.

About CIM

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) has served as the leading technical industry institute in Canada for the past 122 years. CIM is dedicated to the advancement of knowledge, facilitation of innovation, the celebration of excellence and the promotion of sustainable practices across the full spectrum of Canada’s minerals, metals, materials, and petroleum industries.

Recent Company Highlights in 2020:

December 15, 2020: NexTech announced that it has received conditional approval to list its common shares with the NEO Exchange (“NEO”). Final approval is subject to the Company fulfilling all of NEO’s listing requirements. Subject to final approval by NEO, NexTech’s common shares are expected to be listed on NEO on January 5, 2021.

December 11, 2020: Expanded into China and Hired Steven Seet, as its Senior Director, Asia Pacific. In his new role, Seet will utilize his vast network and industry experience to support NexTech with its rapid expansion into Asia’s MICE industry, which according to Allied Market research is valued at $229 billion.

December 9, 2020: Announced the launch of a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings. NexTech will also offer the streaming platform ‘ARoom’, as a stand-alone service externally similar to Zoom, increasing the company’s revenue potential for 2021.

December 8, 2020: Announced that the Canadian Society of Nephrology (CSN) has chosen NexTech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

December 3, 2020: Company announced that it has achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

December 2, 2020: Company announced the creation of its new Artificial Intelligence (AI) division. Through a dedicated initial team of three AI experts focused on enhancing NexTech’s AI capabilities, the company aims to gain a competitive edge and create new portfolio offerings to complement its AR; streamlining operations for clients while tapping into a market that is expected to surpass $300 billion in revenues by 2024.

December 1, 2020: The company entered into seven additional strategic channel partnerships bringing the total for the Asia Pacific region to eight. These partner agreements support both the $35B e-learning market and $229B MICE industries, two target sectors that NexTech is focusing on in the Asia Pacific market expansion.

November 23, 2020: The company acquired hybrid event management platform, Map Dynamics. The company’s self-serve hybrid virtual events platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, events. It helps organizers create, host, and manage live events for 100,000+ attendees both online and in its branded native event app.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market, estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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